Attachment A

Included in net revenue for Shelters and Related Products is net revenue from our thermal products of $3.9 million in 2006, $2.5 million in 2005 and $1.2 million in 2004.

Attachment B

The following table reflects additional information related to our accounts receivable at December 31, 2006 (in thousands):

| | Accounts Receivable Aging | | |
	61-90 Days	91-120 Days	121 Days and Over
Outstanding at December 31, 2006	$ 643	$ 2,069	$ 669
Collected through March 8, 2007	426	2,011	288
Allowance for doubtful accounts at December 31, 2006	12	8	97

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